Exhibit 1.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma financial statements are prepared to illustrate the estimated effects of the proposed merger with International Steel Group Inc. (“ISG”). All references to “$” are to the lawful currency of the United States.

     Mittal Steel Company N.V. (“Mittal Steel”) is proposing to acquire all the issued and outstanding shares of ISG common stock in exchange for cash and Mittal Steel class A common shares. The number of Mittal Steel class A common shares is based on certain assumptions about the value of Mittal Steel class A common shares and ISG common stock. Under the terms of the merger agreement with ISG, ISG stockholders will be entitled to receive: (1) $42.00 per share in cash, (2) a number of Mittal Steel class A common shares equal to $42.00 divided by the average closing price of Mittal Steel class A common shares on the New York Stock Exchange during the 20-trading-day period ending on (and including) the trading day that is two days prior to the closing of the merger, up to a maximum of 1.21740 shares and a minimum of 0.95865 shares, or (3) a combination of cash and Mittal Steel class A common shares. ISG stockholders may elect to receive cash or Mittal Steel class A common shares or a combination of the two, but may receive a different proportion of cash and shares because 50% of the shares of ISG common stock will be converted into cash and 50% of the shares of ISG common stock will be converted into Mittal Steel class A common shares. The value received by ISG stockholders in the merger would be $42.00 per ISG share, or $4.2 billion in the aggregate, if the average price of Mittal Steel class A common shares during the 20-trading-day period ending on (and including) the trading day that is two days before the effective date of the merger is between $34.50 and $43.81 per share.

     Please see Mittal Steel’s Registration Statement on Form F-4 (File No. 333-121220) (“Form F-4”) for a more complete description of the proposed merger with ISG.

     The merger with ISG will be accounted for using the purchase method of accounting and, accordingly, the assets acquired and liabilities assumed will be recorded at their fair values as of the date of the merger. The impact of the merger with ISG is shown only for the latest fiscal year.

     The Unaudited Pro Forma Condensed Combined Balance Sheet reflects adjustments as if the merger with ISG (accounted for using the purchase method of accounting) occurred at December 31, 2004.

     The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2004 gives effect to the merger with ISG, accounted for using the purchase method of accounting, as if such merger had occurred on January 1, 2004.

     The Unaudited Pro Forma Condensed Combined Balance Sheet reflects the issuance of 54,989,911 Mittal Steel class A common shares in exchange for shares of ISG common stock.

The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable. These adjustments could materially change upon completion of the merger and during the course of an independent valuation of ISG’s assets and liabilities. The Unaudited Pro Forma Condensed Combined Financial Statements do not purport to represent Mittal Steel’s results of operations or financial condition for any future period or as of any date. The Unaudited Pro Forma Condensed Combined Financial Statements should be read in conjunction with the notes thereto and the consolidated financial statements of Mittal Steel and the notes thereto and “OPERATING AND FINANCIAL REVIEW AND PROSPECTS” included in its Annual Report on Form 20-F for the year ended December 31, 2004 (“Mittal Steel Annual Report”) and the pro forma and historical financial statements of ISG and the notes thereto included in its Annual Report on Form 10-K for the year ended December 31, 2004 (“ISG Annual Report”).

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2004

(Amounts in $ millions)

			Pro Forma		Pro Forma
			Adjustments		Combined Mittal
	Mittal Steel	ISG	See Note 4		Steel and ISG

ASSETS
Current Assets
Cash and cash equivalents	$2,495	$607	$(2,100)	A	$2,557
			1,700	D
			(145)	A
Restricted cash	138	—	—		138
Trade accounts receivable	2,007	831	—		2,838
Inventories	4,013	1,320	399	A	5,732
Assets held for sale	—	39	—		39
Prepaid expenses and other current assets	666	58	—		724
Deferred tax asset	306	75	—		381

Total Current Assets	9,625	2,930	(146)		12,409
Property, plant and equipment, net	7,562	1,105	1,981	A	10,648
Intangible assets — Customer Order Back Log	—	—	28	A	28
Investments in affiliates and others	667	27	—		694
Deferred tax asset, net	855	355	—		1,210
Intangible pension assets	106	—	—		106
Other assets	338	71	(5)	A	404

Total Assets	$19,153	$4,488	$1,858		$25,499

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable to banks and current portion of long-term debt	$341	$58	$—		$399
Trade accounts payable	1,899	753	—		2,652
Dividend payable	1,650	—	—	H	1,650
Deferred tax liabilities	33	—	—		33
Accrued expenses and other liabilities	2,307	570	61	A	2,938

Total Current Liabilities	6,230	1,381	61		7,672

Long-term debt	1,639	637	1,700	D	3,976
Deferred tax liabilities	955	—	—		955
Deferred employee benefits obligation	1,931	123	—		2,054
Other long-term obligations	809	344	—		1,153

Total Liabilities	11,564	2,485	1,761		15,810

Minority Interest	1,743	—	—		1,743

Shareholders’ Equity
Common shares	59	1	—	A	60
Treasury stock	(123)	(20)	20	A	(123)
Additional paid-in capital	552	1,023	1,076	A	2,651
Retained earnings	4,739	998	(998)	A	4,739
Accumulated other comprehensive income	619	1	(1)	A	619

Total Shareholders’ Equity	5,846	2,003	97		7,946

Total Liabilities and Shareholders’ Equity	$19,153	$4,488	$1,858		$25,499

See accompanying notes to unaudited pro forma condensed combined financial statements

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended December 31, 2004

(Amounts in $ millions, except for share and per share data)

		Pro forma ISG	Pro Forma		Pro Forma
		including	Adjustments See		Combined Mittal
	Mittal Steel	Weirton	Note 4		Steel and ISG

Sales	$22,197	$9,473	$—		$31,670
Costs and Expenses:
Cost of sales (exclusive of depreciation shown separately below)	14,694	8,233	(363)	B	22,592
			28	F
Depreciation	553	132	198	C	883
Selling, general and administrative	804	266	—		1,070

	16,051	8,631	(137)		24,545
Operating income	6,146	842	137		7,125
Other income (expense) – net	128	17	—		145
Income from equity method investments	66	—	—		66

Financing Costs:
Interest (expense) — net	(187)	(60)	(61)	E	(308)
Net (loss) from foreign exchange transactions	(20)	—	—		(20)

	(207)	(60)	(61)		(328)

Income before taxes and minority interest	6,133	799	76		7,008

Income tax (expense)/benefit
Current	(731)	(137)	—		(868)
Deferred	(86)	390	(26)	G	278

	(817)	253	(26)		(590)

Income before minority interest	5,316	1,052	49		6,418
Minority Interest	(615)	—	—		(615)

Net Income	$4,701	$1,052	$49		$5,803

Basic earnings per common share	7.31	10.66	—		8.31
Diluted earnings per common share	7.31	10.22	—		8.31

Average shares outstanding (in millions)
— Basic	643	99	—		698
— Diluted	643	103	—		698
Shares issued in connection with Ispat International and LNM merger	525	—	—		—
Estimated average shares issued in connection with ISG merger	—	—	—		55

See accompanying notes to unaudited pro forma condensed combined financial statements

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.  Basis of Pro Forma Presentation

     The Unaudited Pro Forma Condensed Combined Balance Sheet reflects adjustments as if the merger with ISG, accounted for using the purchase method of accounting, occurred at December 31, 2004.

     The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2004 reflects adjustments as if the merger with ISG, accounted for using the purchase method of accounting, had occurred on January 1, 2004.

     The selected Unaudited Pro Forma Condensed Combined Financial Statements are not necessarily indicative of the historical results or financial position that would have occurred had Mittal Steel and ISG been combined during 2004 or the future results that may be achieved after the merger. In addition, they do not reflect cost savings or other synergies resulting from the acquisition.

     The Unaudited Pro Forma Condensed Combined Financial Statements should be read in conjunction with the historical consolidated financial statements of Mittal Steel included in the Mittal Steel Annual Report and the pro forma and historical financial statements of ISG included in the ISG Annual Report, each incorporated by reference into Mittal Steel’s Registration Statement on Form F-4.

     The significant difference identified to date between the accounting policies of Mittal Steel and ISG relates to the valuation of inventories. ISG’s inventories are valued on a last-in-first-out (“LIFO’’) basis. Mittal Steel values its inventory on a first-in-first-out (“FIFO’’) or a weighted average cost basis. Mittal Steel has given effect to this difference in the pro forma condensed combined financial information. Please see Note 4 below.

     The pro forma combined provision for income taxes and the pro forma combined balances of deferred taxes may not represent the amounts that would have resulted had Mittal Steel and ISG filed consolidated income tax returns during the periods presented.

2.  Preliminary Purchase Price for ISG

     The Unaudited Pro Forma Condensed Combined Financial Statements reflects the following terms of the merger. Under the terms of the merger agreement with ISG, ISG stockholders will be entitled to receive: (1) $42.00 per share in cash, (2) a number of Mittal Steel class A common shares equal to $42.00 divided by the average closing price of Mittal Steel class A common shares on the New York Stock Exchange during the 20-trading-day period ending on (and including) the trading day that is two days prior to the closing of the merger, up to a maximum of 1.21740 shares and a minimum of 0.95865 shares, or (3) a combination of cash and Mittal Steel class A common shares. ISG stockholders may elect to receive cash or Mittal Steel class A common shares or a combination of the two, but may receive a different proportion of cash and shares because 50% of the shares of ISG common stock will be converted into cash and 50% of the shares of ISG common stock will be converted into Mittal Steel class A common shares. The value in the merger would be $42.00 per ISG share, or $4.2 billion in the aggregate, if the average price of Mittal Steel class A common shares during the 20-trading-day period ending on (and including) the trading day that is two days before the effective date of the merger is between $34.50 and $43.81 per share. ISG stockholders, on a fully diluted basis, will own between approximately 7% and 9% of Mittal Steel depending on the average price of Mittal Steel class A common shares during the 20-trading-day period ending on (and including) the trading day that is two days before the effective date of the merger. All outstanding stock options of ISG will be settled by ISG in cash prior to the effective time of the merger. For purposes of estimating the total purchase price, we have assumed the fair value of the Mittal Steel class A common shares to be $42 per share.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The estimated total purchase price for the merger with ISG is as follows:

$ millions
Preliminary estimate of the value of Mittal Steel class A common shares issued	$2,100
Estimated transaction costs	61
Estimated settlement value of ISG stock options to be paid	145
Cash	2,100

$4,406

3.  Preliminary ISG Purchase Price Allocation

     The Unaudited Pro Forma Condensed Combined Financial Statements have been prepared on the basis of assumptions described in these notes, including assumptions related to the calculation of the purchase price and the allocation of the total purchase price to the assets and liabilities of ISG based upon preliminary estimates of fair value. The actual allocation may materially differ from those assumptions after valuations and other procedures are completed.

     Under the purchase method of accounting, the total estimated purchase price as shown in the table in Note 2 above will be allocated to ISG’s net tangible and identifiable intangible assets based on their estimated fair values as of the date of completion of the merger.

     In the preliminary assessment of fair values to allocate the purchase price consideration, Mittal Steel has made the following assumptions:

•	Fair value of property, plant and equipment is based on the net book value at December 31, 2004 and includes the write up to fair values of the assets of LTV and Bethlehem of $2,190 million based upon appraisals done at the time of these acquisitions. This amount largely represents the negative goodwill adjusted against the fair value of LTV and Bethlehem’s property, plant and equipment. The final purchase price allocation will be based on an updated valuation upon completion of the merger with ISG.

•	Inventory value is based on the FIFO or weighted average cost of inventory disclosed in the ISG Annual Report.

•	ISG has recognized a total deferred tax asset of approximately $430 million, net of valuation allowances. ISG believes that it is more likely than not that such recognized net deferred tax asset will be realized based on ISG’s 2004 financial performance, the recent significant improvement in the global steel market, assumptions about expected future taxable income and all available and prudent tax planning strategies. Mittal Steel has not re-evaluated the deferred tax asset and related valuation allowance at this time and any change in the net recognized asset in purchase accounting would affect the amounts assigned to property, plant and equipment.

•	For all other assets and liabilities, Mittal Steel has assumed the values reflected in the ISG Annual Report to approximate fair values.

     Mittal Steel expects that upon completion of the proposed merger or shortly thereafter, an independent third-party valuation of ISG’s assets and liabilities will be performed to develop a definitive allocation of the purchase price. Such an allocation could be materially different from the management’s preliminary assessment of fair values.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     Based upon the estimated purchase price, the following represents the preliminary allocation of the aggregate purchase price to the net assets and liabilities of ISG as of December 31, 2004. Such estimates include the pro rata allocation to certain acquired assets of excess of fair value of net assets over cost of $217 million.

AT DECEMBER 31, 2004	$ millions
Property, plant and equipment, net	$3,086
Patents	6
Favourable supply contracts	20
Current assets, excluding inventories	1,610
Inventories	1,719
Order backlog	28
Other assets, excluding patents and favourable supply contracts	422

Total Assets	$6,891

Less:
Total liabilities	(2,485)

Net assets	$4,406

     In the preliminary allocation of the aggregate purchase price, Mittal Steel identified ISG’s customer order backlog as an identifiable intangible asset. The value and amortization of this identifiable intangible asset is estimated based on currently available information and best estimates of management. Upon completion by an independent third party valuation of ISG’s assets and liabilities, the valuation and amortization period of this asset could materially change, resulting in a higher amortization charge.

     Mittal Steel has not allocated amounts to any other intangible assets with indefinite lives or to intangible assets with definite lives other than those identified in the above table. If the purchase price is allocated to such assets then it is likely to increase the amortization charge (in the case that intangible assets with definite lives are identified) or may result in an impairment charge in a future period (in the case that intangible assets with indefinite lives are identified). The actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements.

     In addition to the receipt of the final valuation, the impact of ongoing integration activities, the timing of completion of the merger and other changes in ISG’s net tangible and intangible assets which occur prior to completion of the merger could cause material differences in the information presented.

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

4.  Pro Forma Adjustments

     The following pro forma adjustments are based on preliminary estimates which may change as additional information is obtained:

A.	This adjustment gives effect to the merger with ISG and the allocation of the purchase price as if the merger was completed on December 31, 2004 as follows:

	Debit	Credit
	$ millions	$ millions

Share capital — ISG	1
Additional paid in capital – ISG	1,023
Retained earnings – ISG	998
Other comprehensive income – ISG	1
Property, plant and equipment, net	1,981
Inventory, FIFO valuation difference	399
Identifiable intangible asset — Customer order backlog	28

Share capital – Mittal Steel		1
Additional paid in capital – Mittal Steel		2,099
Cash – Purchase consideration		2,100
Cash — Payment for ISG stock options		145
Accrual for transaction costs		61
ISG Treasury stock — cancellation		20
Other assets — Allocation of negative goodwill		5

	$4,431	$4,431

B.	Adjustment to record cost of goods sold based on FIFO amounts calculated as follows:

$ millions
LIFO reserve at December 31, 2004	$399
LIFO reserve at January 1, 2004	(36)

Difference = Increase in LIFO reserve	$363

MITTAL STEEL COMPANY N.V. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

C.	Adjustment to reflect the incremental depreciation in the income statement arising out of the increase in fair value of property, plant and equipment. Depreciation has been calculated based on an assumed average useful life of 10 years and calculated as follows.

$ millions
Incremental allocation to Property, plant and equipment	$1,981
Estimated average life in years	10

Depreciation charge per annum	$198

D.	In January 2005, Mittal Steel entered into a commitment letter with certain financial institutions for a facility of $3,200 million. Mittal Steel will utilize $1,700 million towards the cash settlement of the purchase consideration of the ISG merger. This adjustment reflects utilization of the facility for the ISG merger.

E.	Interest on the facility discussed in D. above will be charged at approximately LIBOR plus a margin. We have estimated the interest charge at 3.60% on $1,700 million to be $61 million. A 0.5% or 50 basis points change in the interest rate would increase or decrease net income by $9 million, before tax.

F.	Based on management’s preliminary estimate, the order backlog is expected to be amortized within one year. This adjustment reflects the amortization of order backlog for the full year to December 31, 2004.

G.	Represents the net tax effect of pro forma adjustments to inventories, depreciation, amortization of order backlog and interest on additional long-term debt for the year ended December 31, 2004.

H.	On October 11, 2004, prior to its acquisition by Ispat International (now Mittal Steel), LNM Holdings declared a dividend of $2,000 million which was a condition precedent to Ispat International’s acquisition of LNM Holdings. LNM Holdings made dividend payments totalling $350 million as of December 31, 2004 to The Richmond Investment Holdings Limited (“RIHL”), its sole shareholder on October 11, 2004. The balance dividend of $1,650 will be paid to RIHL in 2005. This dividend will be entirely paid from cash flow from operations. Mittal Steel does not anticipate using any borrowing to pay this dividend.

     The pro forma basic and diluted earnings per share are based on the weighted average number of Mittal Steel common shares outstanding and weighted average number of ISG common stock outstanding multiplied by the exchange ratio.

     Certain reclassifications have been made to conform ISG’s historical amounts to Mittal Steel’s presentation.

     The effect of the proposed new collective bargaining agreement with the USWA has not been reflected in these pro forma condensed combined financial statements since this agreement has not been finalised and ratified by Ispat Inland’s USWA membership. The effect of this agreement is not estimated to be material in relation to the pro forma combined financial position, results of operations and cash flows of Mittal Steel, including ISG.

5.   Sensitivity Analysis

     The pro forma basic and diluted earnings per share and pro forma average shares outstanding are based on an estimated fair value of Mittal Steel class A common shares of $42 per share. Under the terms of the merger agreement with ISG, the number of shares issued in connection with the acquisition of ISG will vary in accordance with the average per share price of Mittal Steel class A common shares during the 20-day trading period ending on (and including) the trading day that is two days before the effective date of the merger. The table set forth below shows the effect on pro forma basic and diluted earnings per share based on specified market price scenarios.

     As noted above, the ISG merger agreement specifies a fixed acquisition price of $42 per ISG share as long as the average market price of Mittal Steel class A common shares is within the range set forth below. We currently believe that, based on current market prices, the average market value of the shares will not vary outside of this range, and have therefore not presented the estimated effects on the total purchase consideration if this were to occur.

Illustrative Average Closing Price of Mittal Steel class A common shares on the New York Stock Exchange during the 20 consecutive trading days ending on (and including) the trading day that is two days prior to the day of the effective time of the merger	Number of Mittal Steel class A common shares to be issued in the merger (1) (2)	Aggregate number of Mittal Steel class A common shares and Mittal Steel class B common shares issued and outstanding after giving effect to the merger (3)	Pro forma earnings per share for year ended December 31, 2004 for all shares

Less than $34.50 (4)	60,891,883	703,666,743	$8.25
$34.50 (4)	60,891,883	703,666,743	8.25
$36.83	57,020,492	699,795,352	8.29
$39.16	53,669,287	696,444,147	8.33
$41.48	50,668,209	693,443,069	8.37
$42.00	50,017,975	692,792,835	8.38
$43.81 (4)	47,949,732	690,724,592	8.40
Greater than $43.81 (4)	47,949,732	690,724,592	8.40

(1)	Determined by dividing $42.00 by the Illustrative Average Closing Price of Mittal Steel class A common shares on the New York Stock Exchange during the 20 consecutive trading days ending on (and including) the trading day that is two days prior to the day of the effective time of the merger.

(2)	Assumes that 100,035,950 shares of ISG common stock are issued and outstanding at the effective time of the merger and 50% of these shares are converted into Mittal Steel class A common shares.

(3)	Assumes that 185,284,650 Mittal Steel class A common shares and 457,490,210 Mittal Steel class B common shares are issued and outstanding at the effective time of the merger.

(4)	Rounded to nearest cent.